UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PEGASUS COMMUNICATIONS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705904 10 0 (CUSIP Number)

December 31, 2004

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705904 10 0	Page 2 of 6 Pages

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Subordinated Debt Partners III, L.P. 04-3152135
(2)	Check The Appropriate Box If A Member Of A Group (a) ☒ (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0- (6) Shared Voting Power -0- (7) Sole Dispositive Power -0- (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
(10)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11)	Percent Of Class Represented By Amount In Row (11) N/A – All holdings were distributed as of 7/15/04
(12)	Type Of Reporting Person PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0	Page 3 of 6 Pages

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Communications VI, L.P. 04-3318877
(2)	Check The Appropriate Box If A Member Of A Group (a) ☒ (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0- (6) Shared Voting Power -0- (7) Sole Dispositive Power -0- (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
(10)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11)	Percent Of Class Represented By Amount In Row (11) N/A – All holdings were distributed as of 7/15/04
(12)	Type Of Reporting Person PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0	Page 4 of 6 Pages

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Comm S by S, LLC 04-3314643
(2)	Check The Appropriate Box If A Member Of A Group (a) ☒ (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Massachusetts

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0- (6) Shared Voting Power -0- (7) Sole Dispositive Power -0- (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
(10)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11)	Percent Of Class Represented By Amount In Row (11) N/A – All holdings were distributed as of 7/15/04
(12)	Type Of Reporting Person CO

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer:

Pegasus Communications Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

Suite 200 225 City Line Avenue Bala Cynwyd, PA 19004

Item 2.	(a)	Name of Person Filing:

(i) Alta Subordinated Debt Partners III, L.P., a Delaware limited partnership

(ii) Alta Communications VI, L.P., a Delaware limited partnership

(iii) Alta Comm S by S, LLC, a Massachusetts limited liability company

	(b)	Address of Principal Business Office:

200 Clarendon Street Floor 51 Boston, MA 02116

	(c)	Citizenship/Place of Organization:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number: 705904 10 0

Item 3.	This statement is filed pursuant to Rule 13d-1 (c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned: -0-

	(b)	Percent of Class: N/A - All holdings were distributed as of 7/15/04

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: N/A

		(ii)	shared power to vote or to direct the vote: N/A

		(iii)	sole power to dispose or to direct the disposition of:

Alta Subordinated Debt Partners III, L.P. N/A

Alta Communications VI, L.P. N/A

Alta Comm S by S, LLC N/A

		(iv)	shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class

This is an exit filing—all holdings were distributed as of 7/15/04.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

Alta Subordinated Debt Partners III, L.P.

By: Alta Subordinated Debt Management III, L.P.

By:	/s/ Eileen McCarthy
Eileen McCarthy, General Partner

Alta Communications VI, L.P.

By: Alta Communications VI Management Partners, L.P.

By:	/s/ Eileen McCarthy
Eileen McCarthy, General Partner

Alta Comm S by S, LLC

By:	/s/ Eileen McCarthy
Eileen McCarthy, Member